# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Company, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 12/22/2025
Filed by CIK 0001297602
Persons authorized to receive notices and communications: Vishal Garg, 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007, 415-523-8837

## Reporting persons
- Vishal Garg (CIK 0001297602): type of reporting person: individual (IN); source of funds: other (OO); sole voting power 1,927,619; sole dispositive power 1,927,619; aggregate amount beneficially owned 1,927,619 (16% of the class)
  Comment: Note to Row 7, 9 and 11: Includes (1) (a) 11,321 shares of Class A Common Stock and (b) 6,334 shares of Class A Common Stock underlying the same number of restricted stocks units ("RSUs") that will vest within 60 days, directly held by Mr. Garg; (2) (a) 927,855 shares of Class A Common Stock that may be obtained upon the conversion of 927,855 shares of Class B Common Stock, and (b) 387,137 currently exercisable options to purchase shares of Class B Common Stock directly held by Mr. Garg. Class B Common Stock, which is not registered under the Exchange Act, is convertible into Class A Common Stock on a share-for-share basis; (3) 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (4) 465,517 shares of Class A Common Stock that may be obtained upon the conversion of 465,517 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg's immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 10,125,100 shares of Class A Common Stock, outstanding as of December 10, 2025.
- 1/0 Real Estate, LLC: type of reporting person: other (OO); source of funds: other (OO); sole voting power 130,455; sole dispositive power 130,455; aggregate amount beneficially owned 130,455 (1.3% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 10,125,100 shares of Class A Common Stock, outstanding as of December 10, 2025
- 1/0 Real Estate, LLC: type of reporting person: other (OO); source of funds: other (OO); sole voting power 130,455; sole dispositive power 130,455; aggregate amount beneficially owned 130,455 (1.3% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 10,125,100 shares of Class A Common Stock, outstanding as of December 10, 2025
- The 718 4Ever Trust I: type of reporting person: other (OO); source of funds: other (OO); sole voting power 465,517; sole dispositive power 465,517; aggregate amount beneficially owned 465,517 (4.4% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 465,517 shares of Class A Common Stock that may be obtained upon the conversion of 465,517 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg's immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 10,125,100 shares of Class A Common Stock, outstanding as of December 10, 2025

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Better Home & Finance Holding Company
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D filed on September 7, 2021 (the "Original Schedule 13D", together with Amendment No. 1 and Amendment No. 2, the "Schedule 13D") relating to shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Better Home & Finance Holding Company, a Delaware corporation (the "Issuer"). On August 16, 2024, the Issuer effected a 1-for-50 reverse stock split (the "Reverse Stock Split") of its Common Stock resulting in every 50 shares of Common Stock being converted into one share of Common Stock. The share counts and percentages herein have been adjusted to reflect the Reverse Stock Split. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2 of the Schedule 13D is hereby amended and supplemented by deleting the second sentence of the second paragraph, which disclosed the principal business address of Mr. Garg, and replacing such sentence with the following:
The principal business address of Mr. Garg is 1 World Trade Center, 80th Floor, Suite A, New York, New York 10007.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:
10b5-1 Trading Plan
On December 22, 2025, Vishal Garg entered into a trading plan (the "Garg 2025 Trading Plan") intended to satisfy the affirmative defense condition of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Garg 2025 Trading Plan, a broker dealer may make periodic purchases of up to an aggregate of $5.45 million of shares of Class A Common Stock on behalf of Mr. Garg.
This description of the Garg 2025 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the Garg 2025 Trading Plan, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each of Item 5(a) and 5(b) is hereby amended, restated and supplemented in its entirety with the following information:

Mr. Garg has beneficial ownership of (a) 11,321 shares of Class A Common Stock, (b) 6,334 shares of Class A Common Stock underlying an equivalent number of restricted stocks units ("RSUs") that will vest within 60 days, (c) 386,137 currently exercisable options to purchase shares of Class B Common Stock, and (d) 1,523,827 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 16.0% of outstanding Class A Common Stock, based on 10,125,100 shares of Class A Common Stock outstanding as of December 10, 2025.
1/0 Real Estate, LLC has beneficial ownership of 130,455 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 1.3% of the outstanding Class A Common Stock as of December 10, 2025.
1/0 Real Estate, LLC is wholly-owned by 1/0 Holdco, LLC. As a result, 1/0 Holdco, LLC has beneficial ownership of the Class A Common Stock described in the immediately preceding paragraph. Mr. Garg is the controlling member of 1/0 Holdco, LLC.
The 718 4Ever Trust I has beneficial ownership of 465,517 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 4.4% of outstanding Class A Common Stock. The percentage of the Class A Common Stock and the aggregate outstanding Common Stock is based upon the share information described in the first paragraph under Item 5.
Mr. Garg has the sole power to dispose or direct the disposition of all shares of Class A Common Stock and Class B Common Stock, beneficially owned as of December 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5 (a) is hereby incorporated by reference to this Item 5(b), as applicable.
Transactions in the class effected during the past sixty days:
On November 1, 2025, Mr. Garg received 3,166 shares of Class A Common Stock underlying RSUs that vested on November 1, 2025, and the Issuer withheld 1,751 shares to pay for tax withholding obligations. On December 1, 2025, Mr. Garg received 3,167 shares of Class A Common Stock underlying RSUs that vested on December 1, 2025, and the Issuer withheld 1,752 shares to pay for tax withholding obligations.

Other than as described above or otherwise in this Amendment No. 2, there were no other transactions effected in Common Stock during the past 60 days by Mr. Garg.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Garg 2025 Trading Plan
Item 4 above summarizes certain provisions of the Garg 2025 Trading Plan and is incorporated herein by reference. The Form of the Garg 2025 Trading Plan is attached as Exhibit 17 and is incorporated herein by reference.
Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 17 - Form of Garg 2025 Trading Plan

## Signatures
- Vishal Garg: /s/ Vishal Garg, Vishal Garg (12/29/2025)
- 1/0 Real Estate, LLC: /s/ Vishal Garg, Vishal Garg/Authorized Signatory (12/29/2025)
- 1/0 Real Estate, LLC: /s/ Vishal Garg, Vishal Garg/Authorized Signatory (12/29/2025)
- The 718 4Ever Trust I: /s/ Vishal Garg, Vishal Garg/Authorized Signatory (12/29/2025)